OTE announces ADSL tariff reductions

Athens, September 8, 2005- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced new, significantly lower ADSL prices:
Connection speed     Monthly     Monthly rental   Change
   (Incoming-      rental today from September 20
    outgoing)
 384 / 128 Kbps     19.90 EURO     15.90 EURO      -20%
 512 / 128 Kbps     35.90 EURO     19.90 EURO      -45%
 1024 / 256 Kbps    63.90 EURO     32.90 EURO      -49%
Effective September 20, 2005, these tariff reductions will be applied to both current and prospective customers. As of the same date, similar reductions will be applied to wholesale prices.
 OTE Surf
A new pay-as-you-go Internet service, "OTE Surf", will be launched by the end of October. This service will enable Internet Service Providers (ISPs) to offer their customers Internet access without subscription. Customers will be able to dial out from any fixed line special numbers provided by their respective ISPs, get instant Internet access and pay current local call rates ( EURO 0.026/per minute excluding tax) for the duration of their Internet surfing.
The OTE ADSL network currently comprises 150,000 connection points (doors) at 330 locations, representing increased availability of 317% and 64%, respectively, compared to the same date last year. By year end, OTE' s network should comprise 270,000 connection points at 515 locations, thereby raising ADSL availability to more than 80% of the telephone network.
Commenting on these ADSL developments, Mr. Panagis Vourloumis, Chairman and CEO, noted: "Widely available broadband access remains a key strategic priority for OTE. Our investments in infrastructure along with an attractive tariff policy underscore our commitment to the promotion and development of broadband technology and the Internet in Greece."
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:     Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
         email: dtzelepis@ote.gr

          Nikos  Kallianis - Senior Financial Analyst,  Investor
Relations, Tel: +30 210 611 8167
         E-mail: nkallianis@ote.gr

          Daria  Kozanoglou  - Communications Officer,  Investor
Relations, Tel: +30 210 611 1121
         E-mail: nkozanoglou@ote.gr

         Marilli Diamandi
         Investor Relations Coordinator, Tel: +30 210 611 5070
         E-mail: mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.